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                            June 1, 2023

       Luk Huen Ling Claire
       Chairlady, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted May 10,
2023
                                                            CIK No. 0001945240

       Dear Luk Huen Ling Claire:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form F-1 submitted May 10, 2023

       Recent Regulatory Development in the PRC, page 14

   1. We note your response to comment 1 and reissue in part. Please clarify if your senior managers in charge of
your business operations and management are mostly citizens of the PRC or domiciled in
mainland China. We note that your disclosure continues to refer to "PRC natural person"
rather than clarifying citizenship or domicile.
 Luk Huen Ling Claire
FirstName  LastNameLuk  Huen Ling Claire
Roma Green   Finance Limited
Comapany
June 1, 2023NameRoma Green Finance Limited
June 1,
Page 2 2023 Page 2
FirstName LastName
Financial Statements, page 115

2. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Celia Velletri